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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                        INTENSIVA HEALTHCARE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                        INTENSIVA HEALTHCARE CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                  45815Y 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                        INTENSIVA HEALTHCARE CORPORATION
                       7733 FORSYTH BOULEVARD, SUITE 800
                           ST. LOUIS, MISSOURI 63105
                                 (314) 725-0112
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                WITH COPIES TO:

     DENIS P. MCCUSKER, ESQ.                       THOMAS M. WALSH, ESQ.
        J. MARK KLAMER, ESQ.                      SUELTHAUS & WALSH, P.C.
        BRYAN CAVE LLP                    7733 FORSYTH BOULEVARD, TWELFTH FLOOR
   ONE METROPOLITAN SQUARE                      ST. LOUIS, MISSOURI 63105
  211 N. BROADWAY, SUITE 3600
   ST. LOUIS, MISSOURI 63102


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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Intensiva HealthCare Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 7733 Forsyth Boulevard, Suite 800, St. Louis, Missouri 63105. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Statement") relates is the shares of common stock, par value $0.001 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer by Select Medical of Mechanicsburg, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated November 17, 1998 to purchase all outstanding shares (each a "Share") of the Common Stock at a price of $9.625 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 9, 1998 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, Purchaser shall be merged with and into the Company (the "Merger"), the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

  The principal executive offices of Parent are located at 4718 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055. The principal offices of Purchaser are located at, c/o Select Medical Corporation, 4718 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement under the heading "Material Contracts and Agreements with Executive Officers." A copy of the Information Statement is set forth on Annex I hereto and is incorporated herein by reference in its entirety. Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

  Merger Agreement.

  The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Securities and Exchange Commission (the "Commission") as an exhibit to this Statement and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, as set forth in Section 8 of the Schedule 14D-1.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the Commission, disclosures in proxy statements and tender offer documents, absence of certain changes or events, litigation, labor and employment matters, employee benefit plans, tax matters, compliance with applicable laws, no exclusion from participation in federal health care programs, accounts receivable, brokers' and finders' fees, owned and leased real property, environmental matters, applicability of state takeover statutes, vote required to approve the Merger Agreement, material contracts, intellectual property, receipt of the Financial Advisor Opinion, affiliate transactions and prior negotiations with others.

  In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which Parent or Purchaser or their assets may be subject, financing, disclosures in proxy statements and tender offer documents, brokers' and finders' fees and ownership of Shares by Parent and its affiliates.

  Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law; (ii) no Governmental Authority or foreign, federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise preventing consummation of the Merger; provided, that the parties shall use their best efforts to have any such injunction, order, restraint or prohibition vacated; and (iii) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, that this condition shall not be applicable to the obligations of Parent or Purchaser if Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer in breach of the Merger Agreement or the terms of the Offer or if a Merger Notice is delivered pursuant to the Merger Agreement.

  The Merger Agreement provides that the obligations of the Parent and Purchaser to effect the Merger are also subject to the condition that, at or prior to the Effective Time, the Company shall

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have performed in all material respects all obligations required to be performed by it under the Merger Agreement, or such performance shall have been waived; provided, that this condition shall not apply in respect of any obligation of the Company arising after designees or representatives of Parent or Purchaser shall represent a majority of the Company Board. After such designees or representatives so constitute a majority of the Company Board, the obligations of the Parent and the Purchaser to proceed with the transactions contemplated by the Merger Agreement including the Merger, the Offer and the Stockholder Agreement (the "Transactions") may not be waived, terminated or modified except as expressly permitted under the other provisions of the Merger Agreement.

  If a Merger Notice is delivered pursuant to the Merger Agreement, the obligations of Parent and Purchaser to effect the Merger are also subject to the satisfaction or waiver, at the Effective Time, of the following additional conditions:

    (a) any applicable (i) waiting period under the HSR Act or (ii) period during which Parent or Purchaser shall have consented or otherwise be barred from consummating the Merger as part of any agreement or other arrangement with any Governmental Authority involving the HSR Act or any other applicable antitrust laws has expired or been terminated prior to the Effective Time;

    (b) the Company shall have received any required consent or approval of any Governmental Authority and there shall not be pending or threatened any action or proceeding before any court or Governmental Authority, domestic or foreign, having any of the consequences referred to in clauses (i) through (vii) of paragraph (c) of Section 15 of the Schedule 14D-1;

    (c) there shall not have been any statute, rule, regulation, judgment, order or injunction enacted, entered, issued, enforced, promulgated or deemed applicable, or any other action taken, by any Governmental Authority other than the routine application of the waiting period provisions of the HSR Act to the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
  (vii) of paragraph (c) of Section 15 of the Schedule 14D-1;

    (d) there shall not have occurred, and be continuing, any change, condition, event or other development that has had a Material Adverse Effect;

    (e) the representations and warranties of the Company in the Merger Agreement shall be true and correct (for all purposes of this paragraph (e) without giving effect to any material or Material Adverse Effect qualifiers or other qualifiers based on materiality that are contained in the Merger Agreement) as of such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except to the extent that failure or failures to be true or correct do not, in the aggregate, have a Material Adverse Effect; and

    (f) the number of Shares exercising dissenters' rights under the DGCL shall not exceed 10% of the outstanding Shares.

  "Material Adverse Effect" means any change, effect, condition, event or circumstance that is, or is reasonably likely to be, materially adverse to the business, financial condition, assets, properties, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that "Material Adverse Effect" shall not include any change, effect, condition, event or circumstance arising out of or attributable to (i) any decrease in the market price of the Shares (but not any change, effect, condition, event or circumstance underlying such decrease to the extent that it would otherwise constitute a Material Adverse Effect), (ii) changes, effects, conditions, events or circumstances that generally affect the industries in which the Company operates (including legal and regulatory changes), (iii) general economic conditions or change, effects, conditions or circumstances affecting the securities markets generally, (iv) changes arising from the consummation of the Transactions or the announcement of the execution of the Merger Agreement, including changes resulting from the exercise by other parties to the LTAC Leases (as defined below) of any contractual rights they may have (if any) under the express terms of the LTAC Leases as a result of the Transactions or the announcement of the Transactions; or (v) any matter expressly disclosed in the Merger Agreement or the Company's Disclosure Schedule thereto, and provided, further that, subject to the foregoing, a Material Adverse Effect shall be deemed to have occurred if the Company and its Subsidiaries shall have lost their accreditation to continue participation in the Medicare and Medicaid programs in respect of one or more of the Company's locations which represented, in the aggregate, in excess of 15% of the Company's net revenues for the most recent four fiscal quarters preceding the date of such event.

  The Merger Agreement provides that the obligation of the Company to effect the Merger is also subject to the condition that, at or prior to the Effective Time, the Parent and Purchaser shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement, or such performance shall have been waived by a majority of the members of the Company Board who are not designees or representatives of Parent or Purchaser.

  If a Merger Notice is delivered pursuant to the Merger Agreement, the obligation of the Company to effect the Merger is also subject to the satisfaction or waiver, at the Effective Time, of the following additional conditions:

    (a) any applicable (i) waiting period under the HSR Act or (ii) period during which Parent or Purchaser shall have consented or otherwise be barred from consummating the Merger as part of any agreement or other arrangement with any Governmental Authority involving the HSR Act or any other applicable antitrust laws has expired or been terminated prior to the Effective Time;

    (b) the Company shall have received any required consent or approval of any Governmental Authority, the absence of which could subject any of the directors, officers or other representatives of the Company to personal liability; and

    (c) the representations and warranties of the Parent and the Purchaser in the Merger Agreement shall be true and correct in all material respects as of such time (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except to the extent that failure or failures to be true and correct do not, in the aggregate, materially impair the ability of Parent and Purchaser to consummate the Merger.

  The Company Board. The Merger Agreement provides that concurrently with the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this

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

sentence) multiplied by the percentage that the aggregate number of Shares purchased by Purchaser in the Offer bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be appointed as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both.

  The Merger Agreement provides that the Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill such obligations and shall include in this Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. In conjunction with the foregoing, the Company will, at the request of the Parent, either increase the size of the Company Board and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company Board.

  The Merger Agreement provides that following the election of designees of Purchaser, prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company (the "Independent Directors"), or if there is only one Independent Director, the concurrence of such Independent Director. The Company will use its best efforts to ensure that at least one Independent Director shall remain on the Company Board until the Effective Time.

  Stockholders Meeting. If required by applicable law in order to consummate the Merger, the Company, acting through the Company Board, shall, promptly after consummation of the Offer (or promptly after delivery of a Merger Notice), in accordance with applicable law and the Certificate of Incorporation and the Company's By-laws, (i) hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the Merger (the "Stockholders Meeting") and (ii) in the event a Merger Notice has been delivered and, otherwise, subject to its fiduciary duties under applicable law after receiving the advice of independent counsel, include in the Proxy Statement the recommendation of the Company Board that the stockholders of the Company approve and adopt the Merger Agreement and the Merger, and use its best efforts to solicit from holders of Shares proxies in favor of the Merger Agreement and the Merger, and take all other appropriate action to request the vote of the holders of Shares required by the DGCL to effect the Merger. At the Stockholders Meeting, Parent and Purchaser will cause all Shares then owned by them and their Subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the Merger.

  Notwithstanding the foregoing, if the Purchaser acquires at least 90% of the then outstanding Shares, the parties shall, at the request of Purchaser, subject to the conditions listed under "--Conditions to the Merger" above, take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of the Company.

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

  Options. The Merger Agreement provides that the Company will use its reasonable best efforts to obtain from each holder of an Option outstanding, whether or not exercisable at the Effective Time under the Company's Stock Option Plans, such holder's agreement that such Option will be canceled by the Company immediately prior to the Effective Time. Each holder of a canceled Option will be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for the cancellation of such Option an amount (the "Option Spread") equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of the Offer Price over the exercise price per share of Common Stock previously subject to such Option. Each holder of an Option will also be given the right to tender such options, whether or not exercisable, pursuant to the Offer and to receive the Option Spread pursuant to the Offer; and each holder of Warrants shall also be given the right to tender such Warrants pursuant to the Offer and to receive an amount equal to the product of (i) the number of Shares which may be purchased on exercise of the Warrants and (ii) the excess, if any, of the Offer Price over the per share exercise price of the Warrants.

  The Merger Agreement provides that the Company shall take all actions necessary and appropriate so that all stock option or other equity based plans maintained with respect to the Shares will terminate as of the Effective Time and the provisions in any other benefit plan providing for the issuance, transfer or grant of any capital stock of the Company shall be deleted as of the Effective Time.

  Interim Operations. The Merger Agreement provides that except as contemplated by the Merger Agreement, neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Effective Time do any of the following without the prior written consent of Parent:

    (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents;

    (b) issue any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to employee stock options outstanding on the date of the Merger Agreement and except in connection with the establishment of new wholly owned subsidiaries for new locations by the Company);

    (c) sell, transfer or encumber in any material respect any assets of the Company or any Subsidiary for consideration in excess of $1,000,000 in the aggregate except for transactions relating to the establishment of new locations or modifications or improvements to its existing locations by the Company in the ordinary course of its business, and except for other transactions in the ordinary course of business consistent with past practice; provided, however, that the Company shall not sell, transfer or encumber any assets for consideration which, in the opinion of the Company Board, is less than fair value;

    (d) declare or pay any dividend or other distribution with respect to any of its capital stock;

    (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

    (f) (i) acquire any corporation, partnership, other business organization or any division thereof, except for the establishment of new wholly owned subsidiaries for new locations by the

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  Company; (ii) except for borrowings under existing credit facilities, incur any indebtedness for borrowed money or issue any debt securities, guarantee any indebtedness for borrowed money or debt securities of another person, issue or sell any warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, enter into any "keep well" or other agreement to maintain any financial statement condition of another person (except a Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing, except in the ordinary course of business consistent with past practice, or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any Subsidiary; (iii) authorize capital expenditures which are, in the aggregate, in excess of $500,000 for the Company and the Subsidiaries, except for capital expenditures relating to the establishment of new locations by the Company in the ordinary course of its business, and other capital expenditures in the ordinary course of business consistent with past practice; or (iv) enter into any agreement with respect to any matter set forth under "--Interim Operations";

    (g) except as provided under "--Options" above, increase the compensation payable or to become payable to its current and former officers, directors or employees, except for increases in compensation (including bonuses) of employees of the Company or any Subsidiary of the Company in accordance with past practices, or, other than in accordance with past practices and policies, grant any severance or termination pay to, or enter into any employment or severance agreement with, any current or former director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or materially amend any collective bargaining agreement or benefit plans;

    (h) other than as required by generally accepted accounting principles, make any material change to its accounting policies or procedures;

    (i) make any material elections or changes in elections for Tax purposes except in accordance with past practice;

    (j) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction (x) of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof or (y) of claims settled or compromised to the extent permitted by paragraph (k) below, or waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

    (k) settle or compromise any litigation (whether or not commenced prior to the date of the Merger Agreement) other than settlements or compromises of litigation (i) where the amount paid in settlement or compromise does not exceed $100,000 and (ii) certain other potential settlements or compromises;

    (l) establish any new lines of credit or other credit facilities or replace any existing credit facilities;

    (m) take any action which would make any representation or warranty of the Company in the Merger Agreement subject to a materiality qualifier untrue or incorrect and any representation

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  or warranty of the Company in the Merger Agreement that is not so qualified untrue or incorrect in any material respect;

    (n) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (subject to the Company's right to take action specifically permitted by the second paragraph under "--No Solicitation" below);

    (o) enter into any new collective bargaining agreement or any successor collective bargaining agreement except in the ordinary course of business;

    (p) agree to any modifications to any of its long term acute care hospital leases (the "LTAC Leases"), or waive any rights under the LTAC Leases, in any respect which would materially and adversely affect the rights of the Company thereunder;

    (q) take any action to exempt under or make not subject to (x) Section 203 of the DGCL or (y) any other antitakeover statute or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person or entity (other than Parent, Purchaser and their affiliates) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom except to the extent specifically permitted pursuant the second paragraph under "--No Solicitation" below;

    (r) authorize any of, or commit or agree to take any of, the foregoing actions; or

    (s) take any action which would result in the conditions to the Offer or the Merger not being satisfied, subject to the Company's right to take such actions specifically permitted by the second paragraph under "--No Solicitation" below.

  No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it will, and will direct and cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as hereinafter defined). Pursuant to the Merger Agreement, the Company has agreed that it will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any representative retained by it or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, provided, that, at any time prior to the earlier to occur of (1) the acceptance for payment of the Shares pursuant to the Offer or (2) the Stockholders Meeting, the Company may, upon receipt by the Company of a written Acquisition Proposal which was not solicited after the date hereof and after consulting with outside counsel, subject to compliance with the next paragraph,

    (x) furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement (as determined by the Company after receipt of written advice from its outside counsel), and

    (y) participate in negotiations regarding an Acquisition Proposal,

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

if the Company Board determines in good faith that such Acquisition Proposal is reasonably likely to result in a Superior Proposal and the Company notifies the Parent and Purchaser in writing that it is taking such action.

  The Merger Agreement provides that neither the Company Board nor any committee thereof will (i) withdraw or modify in a manner adverse to Parent or Purchaser, or publicly propose or announce an intention to withdraw or modify adversely, or fail to make the approval or recommendation by the Company Board or such committee of the Offer, the Merger, the Merger Agreement or the other transactions contemplated thereby, (ii) approve or recommend any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal with any Person other than the Parent or its Affiliates. Notwithstanding the foregoing, if, prior to the Stockholders Meeting, the Company Board determines in good faith (after consulting with outside counsel) that the fiduciary duties of the Company Board require it to do so, in respect of an Acquisition Proposal, which is unsolicited and received following the date of the Merger Agreement, the Company Board may (A) withdraw or modify its recommendation of the Offer, the Merger, the Merger Agreement or the other transactions contemplated thereby, or (B) approve or recommend a Superior Proposal or (C) terminate the Merger Agreement and, if it so chooses, cause the Company to enter into any agreement with respect to such Acquisition Proposal. The Company may take any of the foregoing actions pursuant to the preceding sentence only if (i) Purchaser shall not have accepted Shares for payment pursuant to the Offer, (ii) the Company is not in material breach of its obligations described under "--No Solicitation," (iii) the Company shall have terminated the Merger Agreement pursuant to clause
(f)(ii) under "--Termination" below and (iv) the Company has paid to Parent the amounts required under the first paragraph under "--Termination Fee" below. Any withdrawal or modification of the recommendation of the Merger Agreement by the Company Board shall not change the approval of the Company Board for purposes of causing Section 203 of the DGCL or any other antitakeover statute to be inapplicable to the Offer, the Merger, the Stockholder Agreement or the purchase of shares under the Merger Agreement. Subject to compliance with this paragraph, nothing contained under "--No Solicitation" shall prohibit the Company from complying with Rule 14e-2 promulgated under the Exchange Act.

  The Merger Agreement provides that, if the Company Board receives an Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, then the Company shall promptly inform Parent and Purchaser, orally and in writing, of the terms and conditions of such proposal request or inquiry and the identity of the Person making it. The Company will keep Parent and Purchaser informed of the status and principal terms of any such Acquisition Proposal, request or inquiry in a manner that will provide Parent and Purchaser with sufficient and timely knowledge of such status and terms and permit Parent and Purchaser to respond meaningfully thereto. The term "Acquisition Proposal" means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of 25% or more of the assets of the Company and its Subsidiaries taken as a whole or 25% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement. The term "Superior Proposal" means any bona fide Acquisition Proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities (and without any financing contingency), all of the shares of the Common Stock then outstanding or all or substantially all the assets of the Company and its Affiliates, which proposal the Company Board determines in its good faith judgment (following consultation with Wasserstein Perella or other financial advisor of nationally recognized reputation) to be materially more favorable to the Company's stockholders than the Offer and the Merger.

  Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company:

     (a) By mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company, provided, that any such consent by the Company Board shall include at least a majority of the members of the Company Board who are not designees or representatives of the Parent or the Purchaser;

     (b) By either Parent, Purchaser or the Company by written notice to the other parties if

      (i) the Offer (x) shall be terminated or expire in accordance with its terms without the purchase of any Shares pursuant thereto or (y) Purchaser shall not have accepted for payment any Shares pursuant to the Offer on or before January 31, 1999; provided, that the right to terminate the Merger Agreement under this clause (i) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to complete the Offer on or before such date and provided further that the right to terminate the Merger Agreement under this clause (i) will not be available to any of the parties to the Merger Agreement if a Merger Notice has been delivered pursuant to the Merger Agreement;

      (ii) the Effective Time shall not have occurred on or before May 31, 1999; provided, that the right to terminate the Merger Agreement under this clause (ii) will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

      (iii) any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or Merger and such order, decree, ruling or other action shall have become final and nonappealable;

     (c) By Parent or Purchaser, by written notice to the Company, if (i) the Company Board or any committee thereof shall have (1) withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or (2) shall have approved or recommended any Acquisition Proposal or (ii) Wasserstein Perella shall have withdrawn, revoked, amended or modified the Financial Advisor Opinion in any manner adverse to Parent or Purchaser, unless (A) at the time of or promptly following such withdrawal, revocation, amendment or modification the Company Board shall have publicly reaffirmed its approval and recommendation of the Transactions and (B) within 10 business days following such withdrawal, revocation, amendment or modification the Company Board shall have received a written opinion, from another financial advisor of nationally recognized reputation reasonably acceptable to Parent and Purchaser, that the Offer is fair to the stockholders of the Company from a financial point of view, a copy of which shall have been delivered to the Parent;

     (d) By Parent and Purchaser, by written notice to the Company, if the Company has (i) exercised a right specified in the first paragraph under "--No Solicitation" above with respect to any Acquisition Proposal and the Company Board has not, within 10 business days following a written request from the Parent to do so, reaffirmed its recommendation of the Transactions, (ii) taken any action described in the second paragraph under "--No Solicitation" above, or (iii)(1) been the subject of an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to the specificity of such price proposal) and (2) not rejected such proposal within 10 business days of its receipt or the date its existence first becomes publicly disclosed, if sooner;

     (e) By Parent and Purchaser, by written notice to the Company:

      (i) if the Company has breached or failed to perform in any material respect any of its representations, warranties or covenants required to be performed by it under the Merger Agreement or the Offer, and, in the case of any breach other than an intentional material breach, such breach or failure to perform has continued unremedied for 30 days or is not reasonably capable of being cured by the expiration date of the Offer; or

      (ii) if the Company has violated its obligations under "--No Solicitation" above; or

     (f) By the Company by written notice to the Parent and the Purchaser:

      (i) if Purchaser has failed to publicly announce and commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act) within five business days following the date of the Merger Agreement; provided, that the Company may not terminate the Merger Agreement pursuant to this subparagraph (i) if the Company is in material breach under the Merger Agreement;

      (ii) in accordance with the requirements under "--No Solicitation" above and subject to the limitations set forth therein, provided that Parent or Purchaser does not make, within 3 business days of receipt of the notice of termination required to be delivered pursuant to the provisions described under "--No Solicitation" above, an offer that the Company Board believes in good faith, after consultation with its legal counsel and financial advisors, is at least as favorable to the holders of the Shares as such other bidder's offer, and provided, further, that no termination under this subparagraph (ii) shall be effective unless the termination fee and expense fee required by the provisions described under "--Termination Fee" below is paid at the time notice of such termination is delivered;

      (iii) if Parent or Purchaser has breached or failed to perform in any material respect any of its representations, warranties or covenants required to be performed by them under the Merger Agreement at or prior to such date, and, in the case of any breach other than an intentional material breach, such breach or failure to perform has continued unremedied for 30 days or is not reasonably capable of being cured by the expiration date of the Offer.

  Termination Fee. The Merger Agreement provides that, if the Merger Agreement is terminated pursuant to clauses (c)(i), (c)(ii) (when Parent or Purchaser's right to terminate arises as a result of the failure of the Company Board to publicly reaffirm its approval and recommendation of the Transactions), (d),
(e)(ii) or (f)(ii) under "--Termination" above, then the Company shall pay Parent $4,000,000 plus up to $1,000,000 in reimbursement of actual, verifiable expenses (the "Expenses") incurred by the Parent in connection with the negotiation, execution and delivery of the Merger Agreement and the other documents contemplated thereby and the anticipated completion of the Transactions.

  If the Merger Agreement is terminated pursuant to clause (b) under "-- Termination" above (on account of the failure of the Company to satisfy the condition set forth in paragraph (f) of Section 15 hereof), clause (c)(ii) under "--Termination" above (except in the case where Parent or Purchaser's right to terminate arises as a result of the failure of the Company Board to publicly reaffirm its approval and recommendation of the Transactions) or clause (e)(i) under "--Termination" above, then the Company will pay Parent up to $1,000,000 in reimbursement of Expenses, and if, at any time within one year of the date of such termination, the Company enters into an agreement with respect to or consummates any direct or indirect acquisition or purchase by any person of 25% or more of the assets of the Company and its Subsidiaries taken as a whole or the issuance of 25% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the Transactions (collectively, a "Subsequent Transaction"), the Company shall pay Parent $4,000,000.

  If the Merger Agreement is terminated by the Parent or the Purchaser pursuant to clause (b) under "--Termination" above on account of the failure of the Company to satisfy the condition set forth in paragraph (i) of Section 15 of the Schedule 14D-1, then the Company will pay Parent up to $1,000,000 in reimbursement of Expenses.

  If the Merger Agreement is terminated by the Parent or the Purchaser pursuant to clause (b) under "--Termination" above (other than on account of the failure of the Company to satisfy the conditions set forth in paragraphs
(f) or (i) of Section 15 of the Schedule 14D-1), and if the Company enters into an agreement with respect to or consummates a Subsequent Transaction within six months following such termination, then the Company will pay Parent $4,000,000 plus up to $1,000,000 in reimbursement of Expenses.

  Any amounts so payable shall be paid within five business days after demand by the Parent or the Purchaser or at such earlier time as may be required under the Merger Agreement. The payment called for in the above paragraphs is in lieu of any other claims by the Parent or the Purchaser in respect of its costs, expenses, damages and losses incurred by the Parent or the Purchaser in respect of the matters referred to in such paragraphs.

  Except as set forth above, all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the Transactions will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

  Indemnification. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article VII of the Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

  The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the date of the Merger Agreement (a "Claim"), provided, however, that no Indemnified Party shall be entitled to payment of any amount in respect of any Claim arising from willful misconduct, self dealing or the commission of an intentional tort by such Indemnified Person. In the event of any such claim, action, suit, proceeding or investigation, Parent or the Surviving Corporation, as the case may be, shall assume the defense thereof, and neither Parent nor the Surviving Corporation will be liable to such Indemnified Parties for any legal expenses of other counsel incurred subsequent to such assumption by such Indemnified Parties in connection with the defense thereof, provided, that (i) the Parent and the Surviving Corporation shall have acknowledged in writing that their indemnity obligations under the Merger Agreement are applicable in respect of the matter in issue unless and until a court of competent jurisdiction ultimately determines, and such determination becomes final, that the indemnification of such Indemnified Party in the manner contemplated in the Merger Agreement is prohibited by law, (ii) no settlement shall be effected without the written consent of an Indemnified Party which does not include a full and unconditional release of such Indemnified Party and (iii) the Indemnified Parties shall cooperate in the defense of any such matter. None of the Company, Parent or the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). None of the Company, Parent nor the Surviving Corporation shall be obligated pursuant to such indemnification provisions to pay the fees and expenses of more than one counsel for all Indemnified Parties (who shall in any event be reasonably acceptable to the Parent) in any single action except to the extent that the named parties to any such proceeding include both the Indemnified Party and the Company or Parent, or their respective successors, and the representation of such parties by the same counsel would be proscribed under applicable standards of professional conduct and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

  Pursuant to the Merger Agreement, Parent and the Surviving Corporation will use their respective reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent and the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, that (1) if the existing policies expire, are terminated or canceled during such period Parent or the Surviving Corporation will use its reasonable best efforts to obtain substantially similar policies and (2) Parent or the Surviving Corporation will not be required to spend as an annual premium therefor an amount in excess of $280,000.

  Stockholder Agreement.

  The following is a summary of certain provisions of the Stockholder Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Agreement and is qualified in its entirety by reference to the full text of the Stockholder Agreement filed with the Commission as an exhibit to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Stockholder Agreement. The Stockholder Agreement may be examined, and copies obtained, as set forth in Section 8 of the
Schedule 14D-1.

  Pursuant to the Stockholder Agreement, each of the Certain Stockholders has unconditionally agreed to tender into the Offer the Shares it owns as of the date of the Stockholder Agreement, together with any Shares he or it may acquire prior to the expiration of the Offer, and that it will not withdraw any Shares so tendered.

  Each Certain Stockholder has agreed that (a) such Certain Stockholder will not, except as contemplated by the terms of the Stockholder Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares to any person other than Purchaser or Purchaser's designee, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (iii) take any other action that would in any way restrict, limit or interfere with the performance of such Certain Stockholder's obligations under the Stockholder Agreement or the transactions contemplated thereby or which would otherwise diminish the benefits of the Stockholder Agreement to Parent and Purchaser.

  Until the Merger is consummated or the Merger Agreement is terminated, each Certain Stockholder will not, nor shall any Certain Stockholder permit any of its affiliates or any investment banker, financial advisor, attorney, accountant or other representative or agent of such Certain Stockholder or such Certain Stockholder's affiliates to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, financial advisor, attorney, accountant or other representative or agent of a Certain Stockholder shall be deemed to be a violation of this paragraph by such Certain Stockholder.

  At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Certain Stockholder will vote (or cause to be voted) such Certain Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which any Certain Stockholder's vote, consent or other approval is sought, each Certain Stockholder will vote (or cause to be voted) such Certain Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, "Frustrating Transactions").

  No Certain Stockholder will enter into any agreement or understanding with any person or entity to vote or give instructions in any manner inconsistent with the above paragraph. Each Certain Stockholder irrevocably and unconditionally waived, and agreed to cause any company, trust or other person or entity controlled by such Certain Stockholder to waive and agree to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Merger or any related transaction that such Certain Stockholder or any other person may have by virtue of the ownership of any outstanding shares of Common Stock beneficially owned by such Certain Stockholder, or over which such Certain Stockholder has voting power or control, directly or indirectly (including any Shares beneficial ownership of which is acquired by such Certain Stockholder after the date of the Stockholder Agreement).

  Pursuant to the Stockholder Agreement, each Certain Stockholder has irrevocably granted to, and appointed, Michael E. Tarvin and any other individual who will hereafter be designated by Parent, and each of them individually, such Certain Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Certain Stockholder, to vote such Certain Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any Alternative Transaction or Frustrating Transaction.

  The Stockholder Agreement terminates upon the earliest of (a) the day after the Shares are accepted for payment pursuant to the Offer, (b) the day after the Merger is consummated, (c) May 31, 1999, (d) upon the termination of the Merger Agreement or (e) at any time the per Share purchase price in the Offer is reduced below $9.625.

  Confidentiality Agreement.

  The following is a summary of certain provisions of the Confidentiality Agreement entered into on October 7, 1998 by Parent and the Company (the "Confidentiality Agreement"). This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement filed with the Commission as an exhibit to the Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below have the meanings set forth in the Confidentiality Agreement. The Confidentiality Agreement may be examined, and copies obtained, as set forth in Section 8 of the
Schedule 14D-1.

  Pursuant to the terms of the Confidentiality Agreement that Parent and Purchaser entered into on October 7, 1998, the Company and Parent agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. Parent further agreed that for a period of one (1) year from the date the Confidentiality Agreement was entered into by and between Parent and the Company, Parent would not (i) directly or indirectly solicit for employment or employee any officer or employee of the Company or any of its affiliates whose annual base pay at the time of solicitation exceeds $50,000 or who holds the position of President, Vice President of Provider Relations, Vice President of Patient Care or Organizational Improvement Coordinator of any of the Company's affiliates, or
(ii) attempt to induce any such person to leave the employment of or otherwise terminate his or her relationship with the Company or any of its affiliates, subject to certain exceptions.

  Employment of David W. Cross.

  Following the delivery of the Merger Agreement, Parent agreed to employ David W. Cross, President and Chief Executive Officer of the Company, as Senior Vice President of Business Development of Parent following the Merger. Mr. Cross' annual compensation for such position has not been determined, but it will be not less than his current compensation with the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(A) RECOMMENDATION OF THE BOARD OF DIRECTORS

  At a special meeting held on November 9, 1998, the Board of Directors of the Company (the "Board") unanimously approved the Merger Agreement, the Offer and the Merger (as these terms are defined herein), determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, and recommended that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

  A copy of a press release issued by the Company communicating such approval and recommendation is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

(B) BACKGROUND OF THE MERGER AND THE OFFER; REASONS FOR THE RECOMMENDATION

  Background of the Merger and the Offer. In July 1998, Rocco A. Ortenzio, Chairman and Chief Executive Officer of Parent, contacted David W. Cross, President and Chief Executive Officer of the Company, regarding the state of the long-term acute healthcare industry. Over the next several weeks, Messrs. Ortenzio and Cross discussed by telephone several topics related to activities within that industry. After a number of such telephone calls, in August 1998 Mr. Ortenzio asked Mr. Cross to meet to discuss a possible combination of Parent and the Company; the possibility of such a combination had not been previously discussed. Mr. Cross agreed to meet with Mr. Ortenzio, provided that the meeting be held on a strictly confidential basis and that Mr. Ortenzio consent to the attendance by another member of the Board at the meeting. A meeting was scheduled for August 31, 1998 in Chicago.

  Following Mr. Ortenzio's request to meet with Mr. Cross to discuss a possible combination of Parent and the Company, but prior to the August 31 meeting, Mr. Cross consulted with each member of the Board regarding the interest of Parent in a transaction with the Company and the pending meeting with Mr. Rocco Ortenzio. The Board reached a general consensus that Mr. Cross should investigate a possible transaction with Parent and, further, that alternative opportunities should be considered. With respect to the alternative opportunities, the Board members determined that the sphere of industry bidders would be relatively small given the Company's highly specialized niche market. No competitor in the long-term acute care "hospital within a hospital" market, other than Parent, appeared to have the resources or was large enough to be a likely acquiror of the Company. The only significant operator of free-standing long-term acute care hospitals had been publicly quoted as not being interested in expanding its business at this time. Because of the relative unlikelihood of another strategic bidder, and concerns over the confidentiality of negotiations with such parties, the Board determined that management should seek solicitations from entities which might be interested in an acquisition of the Company with a view towards the financial--rather than strategic--benefit of such an acquisition ("Financial Buyers"). Around the time of the August 31, 1998 meeting with Parent, management of the Company contacted two Financial Buyers which management believed had the resources to complete a transaction of this size and which had investment interests in the healthcare industry.

  On August 31, 1998, Mr. Cross and David L. Steffy, a member of the Board, met with Rocco Ortenzio, Robert A. Ortenzio, the President and Chief Operating Officer of Parent, and Dennis L. Lehman, the Chief Financial Officer of Parent, in Chicago. At the meeting, the parties discussed several topics, including the general industry trend toward consolidation. Rocco Ortenzio indicated that, based on publicly available information and subject to due diligence and negotiation of definitive documentation, Parent was interested in pursuing an all cash acquisition of all of the stock of the Company at $9.00 per Share. Mr. Cross indicated he and the Board would study the proposal.

  On September 3, 1998, the Board held an informal conference call. Mr. Cross briefed the Board about the August 31 meeting with Parent's management. After an extensive discussion concerning valuation, the Board informally authorized management to further investigate a transaction and to engage a financial advisor in connection therewith.

  On September 4, 1998 and for several days thereafter, Mr. Cross interviewed two financial advisors, including Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), with respect to an engagement to assess the possible transaction and other alternatives. The Company chose those two financial advisors because of their national reputation and experience in the healthcare industry. The Company determined to engage Wasserstein Perella because its personnel had more familiarity with the Company, and its fees were comparable with the other candidate.

  On September 10, 1998, the Company formally engaged Wasserstein Perella to act as its financial advisor and informed Wasserstein Perella of its desire that only Financial Buyers be contacted.

  During a teleconference on September 17, 1998, Mr. Cross briefed the Board about his activities since September 3, 1998 relating to the possible transaction with Parent, other alternatives under consideration, and his anticipated activities with respect to these matters through October 1, 1998. The Board authorized Wasserstein Perella to seek additional indications of interest from possible Financial Buyers and to meet with Parent regarding its August 31, 1998 proposal.

  During a teleconference on September 25, 1998, Mr. Cross updated the Board on the status of the process and the Board discussed the valuation of the Company.

  On October 1, 1998, the Board, at a regular meeting in San Francisco, further discussed the same matters.

  Wasserstein Perella contacted four additional Financial Buyers to solicit interest in the Company. Of the two Financial Buyers contacted by the Company and the four Financial Buyers contacted by Wasserstein Perella, five executed confidentiality agreements and engaged in a preliminary review of the Company. The sixth expressed no interest in a possible transaction. Following such preliminary review, four of the five who engaged in such a review gave initial indications of interest ranging from $7.50 to $10.00 per Share, subject to due diligence and other conditions.

  On October 7, 1998, Rocco Ortenzio, Robert Ortenzio, Mr. Lehman and Michael
E. Tarvin, Vice President, General Counsel and Secretary of Parent, met with Mr. Cross and John P. Keefe, Chief Financial Officer of the Company, and representatives from Wasserstein Perella at Wasserstein Perella's offices in New York. At that meeting, Parent and the Company executed a confidentiality agreement and discussed the proposal made by Parent on August 31, 1998. At this time Parent was given the same information as was provided to the Financial Buyers who executed confidentiality agreements. During the meeting, there was discussion concerning valuation of the Company, but no agreement was reached.

  On October 8, 1998, the Board participated in a conference call in which Mr. Cross reported on the subject matter of the October 7 meeting with Parent and the status of the process. The Board also generally discussed the valuation of the Company.

  Between October 7 and October 9, 1998, representatives of Wasserstein Perella held a series of telephone discussions with management of Parent regarding the purchase price and other aspects of the proposed transaction.

  On October 9, 1998, Parent contacted Wasserstein Perella by telephone and increased its indication of interest to $10.875 per share, subject to due diligence and negotiation of definitive documentation.

  On October 15, 1998, Parent commenced its due diligence review of the Company in St. Louis, and the Company delivered to Parent a draft merger agreement.

  On October 16, 1998, the Board participated in an informal conference call in which Mr. Cross reported on the progress of the negotiations with Parent. The Board concurred in the course of action being pursued by management of the Company.

  On October 26 and 27, 1998, the management teams of the Company and Parent and their respective advisors met in St. Louis to negotiate the terms and conditions of a proposed merger agreement and stockholder agreement. These negotiations addressed, among other things, the circumstances under which the termination fee would be payable, the amount of the termination fee, provisions imposing restrictions on the Company's ability to enter into or solicit another acquisition proposal, and the conditions to the Offer. Members of the respective management teams also discussed Parent's concerns regarding the amount, aging and collectibility of the Company's accounts receivable balances, the Company's liability for accrued third-party payor settlements, the status of the Company's efforts to obtain Medicare provider numbers for certain new facilities, and certain other non-recurring expenses related to the proposed transaction.

  On October 27, 1998, the Board of Directors of the Company again conferred by telephone for an update of the progress of the potential transaction from management of the Company.

  After completion of its due diligence review on November 3, 1998, Parent informed the Company that it was not willing to proceed with a transaction valuing the Company at more than $9.00 per share.

  Negotiations continued over the next several days, with several telephone calls occurring between Rocco Ortenzio and representatives of Wasserstein Perella to discuss Parent's proposed price. Parent agreed that it would increase its indicated price to $9.625 per Share on November 6, 1998, if the Company agreed to certain provisions in the Merger Agreement relating to termination of the Agreement, solicitation of another transaction, termination fees and other items. Parent indicated such price was its highest and best price. In addition, in response to the Company's request for more information regarding Parent's sources of financing for the transaction, Parent provided the Company with draft commitments from certain existing stockholders to invest an amount of up to $130 million in debt and equity securities of Parent subject to, and to be funded at the time of, the acquisition by Parent of at least a 90% interest in the Company pursuant to the Merger Agreement at a price per Share not to exceed $9.625 in either a tender offer or cash merger.

  On November 6, 1998, all of the members of the Company's Board of Directors met informally by conference call. At that time, Mr. Cross discussed with the Board the transaction structure and the price offered by Parent. The Board authorized the Company and its advisors to continue to negotiate definitive merger and stockholder agreements.

  From November 6, 1998 to November 9, 1998, the Company, Parent and their respective advisors continued to negotiate terms of the Merger Agreement and the Stockholder Agreement.

  On November 9, 1998, the Board held a special meeting to review, with the advice and assistance of the Company's financial and legal advisors, the proposed terms and conditions of the Offer and Merger. Representatives of Wasserstein Perella then presented such firm's analysis of the possible combination and orally informed the Board, which oral advice was subsequently confirmed in writing, that, as of November 9, 1998, in the opinion of Wasserstein Perella, the $9.625 per Share consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders. Following discussion, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company's stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and authorized the execution and delivery of the Merger Agreement, and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

  Following approval by the respective boards of directors of the Company, Parent and Purchaser, the Merger Agreement was executed and delivered on November 9, 1998. The transaction was publicly announced through a press release before the opening of the financial markets in the United States on November 10, 1998.

  Purchaser commenced the Offer on November 17, 1998.

  Reasons for the Board's Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that holders of Shares accept the Offer and tender their shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

    (i) the increasing pressure on reimbursement levels for the Company, resulting from extensive regulation of the healthcare industry and cost containment efforts by insurance companies, health maintenance organizations and other payors. In particular, the Board noted the introduction of Medicare reimbursement caps in the long-term acute healthcare industry under the Balanced Budget Act of 1997 and operational constraints imposed by regulation on its business. In that regard, the Board considered certain financial projections which assumed a lower revenue per patient day than exists under the current reimbursement structure (See "--Certain Projections Analyzed by the Board");

    (ii) the constraints on the Company's ability to achieve its goal of rapid growth caused by the stock market's short-term earnings expectations, since opening new hospitals reduces the Company's short-term earnings due to start-up losses, and difficulties and uncertainties of opening new hospitals;

    (iii) the limited number of potential strategic buyers because the Company operates in a highly specialized niche market. Of these potential strategic buyers, the Board believed that no competitor in the long-term acute care "hospital within a hospital" market, other than Parent, appeared to have the resources or was large enough to be a likely acquiror of the Company, and the only significant operator of free-standing long-term acute care hospitals had been publicly quoted as not being interested in expanding its business at this time;

    (iv) the view of the Board that the Financial Buyers who were contacted by both the Company and by Wasserstein Perella on the Company's behalf, given both their respective resources to complete a transaction of this size and investment interests in the healthcare industry, were of the type reasonably likely to be interested in an acquisition of the Company. The Board noted that such Financial Buyers' initial oral indications of interest, which were based upon the same information provided to Parent, were not as high as the initial indication of interest at $10.875 per share proposed by Parent on October 9, 1998. The Board believed that the same factors Parent indicated made it unwilling to raise its final bid above the Offer Price of $9.625, including primarily concern over the aging, amount and collectibility of accounts receivable balances, would be raised by Financial Buyers and result in final bids below initial indications of interest. Further, the Board did not believe that it was likely that such Financial Buyers or any other party would propose and be able to consummate a transaction that was more favorable to the Company and its stockholders;

    (v) the premium of approximately 54% that $9.625 represents over the $6.25 closing sale price for the Shares on The Nasdaq National Market ("NASDAQ") on November 9, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement, and the history of the price of the Shares on NASDAQ for the prior twelve months;

    (vi) the relative valuation of small capitalization companies such as the Company and the significant lack of shareholder liquidity associated with such companies;

    (vii) the fact that the current market had not rewarded the performance of the Company even though the Company had generally achieved its financial targets and otherwise met performance expectations;

    (viii) the oral opinion of Wasserstein Perella delivered to the Board at the November 9, 1998 Board meeting (followed by a confirming written opinion delivered that day) that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion, the $9.625 per Share consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. (A copy of the confirming written opinion of Wasserstein Perella which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached hereto as Annex II to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OPINION OF WASSERSTEIN PERELLA IN ITS ENTIRETY.);

    (ix) the fact that the transactions contemplated by the Merger Agreement provided for an all cash payment to stockholders, with no financing contingency;

    (x) the provisions of the Merger Agreement, including the provision allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Parent and Purchaser of a termination fee under certain circumstances;

    (xi) the willingness of holders of approximately 30% of the outstanding Shares to enter into the Stockholder Agreement, pursuant to which, among other things, such persons agreed to tender the Shares owned by them for purchase pursuant to the Offer; and

    (xii) the alternatives available to the Company in light of the consideration proposed to be paid for the Shares in the Offer and the Merger, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction.

  The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $9.625 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

  It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

 Certain Projections Analyzed By the Board.

  During the course of considering the Offer, the Merger and the Merger Agreement, the Board considered certain financial information about the Company which is not publicly available and which contains financial projections for the Company as an independent company (i.e., without regard to the impact of a transaction with Parent). Certain of this information was provided to Parent or its representatives and is set forth in the Schedule 14D-1 under the caption "Certain Information Concerning the Company--Certain Company Projections," and is incorporated herein by reference.

  In addition, the Board and its financial advisors considered certain other information about the Company and its financial performance which is not publicly available, and which similarly included financial projections for the Company as an independent company. The following is a summary of such other information.

                                                YEAR ENDING DECEMBER 31,
                                           -----------------------------------
                                             1999     2000     2001     2002
                                           -------- -------- -------- --------
                                            (IN THOUSANDS, EXCEPT FACILITIES
                                                          DATA)
Number of facilities......................       37       47       57       67
Revenues.................................. $188,592 $274,195 $342,530 $411,597
Earnings before interest, taxes,
 depreciation and amortization............   13,472   21,397   26,654   29,112
Net Income................................    5,524    9,152   11,792   13,054

  The above projections are based on a number of assumptions, including but not limited to (i) the Company opening 10 new hospitals annually, (ii) costs remaining at levels consistent with past experience and (iii) the Company leveraging its fixed overhead over a larger number of hospitals and increasing its margins. These assumptions are the same as those used in the projections provided to the Parent, a summary of which is set forth in the Schedule 14D-1 under the caption "Certain Information Concerning the Company--Certain Company Projections." Unlike those projections, the above projections assume increasing rate pressure at the governmental and private payor level and lower revenue per patient day than exists under the current reimbursement structure. As noted above, the above projections, as did the projections provided to the Parent, are based on an assumption that ten new hospitals will be opened by the Company each year, and that the Company will therefore have 27 hospitals at the end of 1998. The Company now expects that it will have 23 hospitals open at the end of 1998.

  Although the Company believes the assumptions used in preparing this information were reasonable when made, such assumptions are inherently subject to significant uncertainties and contingencies which are impossible to predict and beyond the Company's control, including, but not limited to, the ability of the Company to develop new facilities in accordance with its business plan, changes in health care regulation and/or health care reform, changes in the regulation of relationships among health care providers, difficulty in obtaining necessary licenses or certifications, ability to collect accounts receivable, changes in reimbursement policies or procedures, changes in payor mix, changes in referral source practices, changes in relationships with host hospitals and/or the leases with such host hospitals, competition, and the adequacy of professional liability insurance. No prediction can be made as to whether the assumptions made in preparing the foregoing information were or will be accurate, and accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those described above. The inclusion of this information should not be regarded as an indication that the Company or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. The Company does not assume any responsibility for the validity, reasonableness, accuracy or completeness of the projections, and the Company has makes no representation regarding the projections described above. The Company does not intend to update, revise or correct such projections if they become inaccurate (even in the short term). The projections have not been adjusted to reflect the effects of the Merger.

  The Company does not as a matter of course make public any projections as to future performance or earnings. The above projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company's internal operating projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments as described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Wasserstein Perella to act as financial advisor to the Company in connection with the Offer and the Merger. Pursuant to an agreement dated September 10, 1998 between Wasserstein Perella and the Company, as compensation for Wasserstein Perella's services as financial advisor, the Company has agreed to pay Wasserstein Perella an advisory fee of $75,000 (upon signing of the agreement) if the transaction is not consummated and a transaction fee of approximately $1.4 million upon consummation of the Merger, against which any advisory fee paid would be credited. In addition, the Company has agreed to reimburse Wasserstein Perella for its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) incurred in connection with its engagement, and to indemnify Wasserstein Perella and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other persons to make solicitations or recommendations to securityholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of the Company presently intends to tender in the Offer all Shares held of record or beneficially owned by such person. In addition, and without expressing a view that the following stockholders are affiliates of the Company, the Company notes that each of Three Arch Partners, L.P., Three Arch Associates, L.P., Sierra Ventures IV, L.P. and Sierra Ventures IV International, L.P. has executed the Stockholder Agreement which requires the parties thereto to tender in the Offer all Shares held of record or beneficially owned by such person. The Company does not believe it has any affiliates other than those that have been discussed in this Item 6(b).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in: (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for, or other acquisition of, securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Items 3 or 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by the Company and Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
  NUMBER
  -------
 Exhibit 1 Agreement and Plan of Merger, dated as of November 9, 1998, by and among Intensiva HealthCare Corporation, Select Medical of
           Mechanicsburg, Inc. and Select Medical Corporation.
 Exhibit 2 Form of Letter to Stockholders of Intensiva HealthCare Corporation,
           dated November 17, 1998.*
 Exhibit 3 Press Release, dated November 9, 1998, issued by Intensiva
           HealthCare Corporation
 Exhibit 4 Opinion of Wasserstein Perella & Co. Inc.*
 Exhibit 5 Confidentiality Agreement, dated as of October 7, 1998, by and between Intensiva HealthCare Corporation and Select Medical
           Corporation.
 Exhibit 6 Stockholder Agreement, dated as of November 9, 1998, by and among
           Select Medical of Mechanicsburg, Inc., Select Medical Corporation
           and certain of the stockholders of Intensiva HealthCare Corporation.

--------
   * Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Intensiva HealthCare Corporation

                                                 /s/ David W. Cross
                                          By: _________________________________
                                             Name: David W. Cross
                                             Title: President and Chief
                                              Executive Officer

Dated: November 17, 1998

                                                                        ANNEX I

                       INTENSIVA HEALTHCARE CORPORATION
                       7733 FORSYTH BOULEVARD, SUITE 800
                           ST. LOUIS, MISSOURI 63105

                               ----------------

                        INFORMATION STATEMENT PURSUANT
                      TO SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This information statement (the "Information Statement"), which is being mailed on or about November 17, 1998 to the holders of shares of the common stock, par value $0.001 per share (the "Common Stock"), of Intensiva HealthCare Corporation, a Delaware corporation (the "Company"), is being furnished in connection with the anticipated designation by Select Medical of Mechanicsburg, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Select Medical Corporation, a Delaware corporation ("Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of November 9, 1998 (the "Merger Agreement") among the Company, Parent and Purchaser. Terms not defined in this Information Statement shall have the meaning ascribed to them in the Merger Agreement.

  Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 17, 1998 to purchase all of the issued and outstanding shares (the "Shares") of Common Stock at a price of $9.625 per Share, net to the seller in cash, without interest, as described in Purchaser's Offer to Purchase dated November 17, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Tuesday, December 15, 1998, unless extended (the "Expiration Date"). The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares beneficially owned by Parent (if any), constitutes at least ninety percent of the Shares outstanding on a fully diluted basis (the "Minimum Condition") and (ii) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to the other conditions set forth in the Offer to Purchase. Purchaser has reserved the right (subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC")) to waive or reduce the Minimum Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares necessary to satisfy the Minimum Condition; provided that, without the prior written consent of the Company, Purchaser may not waive or reduce the Minimum Condition to less than two-thirds of the outstanding Shares on a fully diluted basis.

  The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as promptly as practicable after consummation of the Offer and satisfaction or waiver, if permissible, of all conditions, including the purchase of Shares pursuant to the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be cancelled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under the Delaware General Corporation Law (the "Delaware Law")) will be converted into the right to receive cash in an amount of $9.625 per Share.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that concurrently with the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board to give Purchaser representation on the Board that equals the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares purchased by Purchaser in the Offer bears to the total number of outstanding Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be appointed as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both.

  Following the election of designees of Purchaser pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who neither were designated by Purchaser nor are employees of the Company (the "Independent Directors"), or if there is only one Independent Director, the concurrence of such Independent Director. The Company has agreed to use its best efforts to ensure that at least one Independent Director remain on the Board until the Effective Time.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the SEC as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of, and public and reference facilities maintained by, the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 8 and 9 of the Offer to Purchase.

  The Company has been informed that the Purchaser will obtain all funds required by Purchaser to consummate the purchase of Shares in the Offer and the Merger (currently estimated to be $130 million) from Parent in the form of capital contributions and/or advances. Parent has obtained commitments from certain of its existing stockholders to invest an amount of up to $130 million in debt and equity securities of Parent, which commitments are subject to, and will be funded at the time of, the acquisition by Parent or Purchaser of at least a 90% interest in the Company at a price per Share not to exceed $9.625 in cash in either a tender offer or merger. Parent plans to obtain a significant portion of the funds for such capital contributions or advances required to purchase the Shares from a portion of the aforementioned investment commitments by its existing shareholders and from borrowings under credit facilities that Parent will seek to obtain from commercial banks and other financing sources.

  No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Parent are located at 4718 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055 and that the principal offices of Purchaser are located at c/o Select Medical Corporation at 4718 Old Gettysburg, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information with respect to the beneficial ownership of shares of the Company's outstanding Common Stock as of November 9, 1998, by (i) each person known by the Company to be the beneficial owner of more than 5 percent of the outstanding shares of Common Stock, (ii) each director or executive officer of the Company, and (iii) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                                            SHARES BENEFICIALLY
                                                                   OWNED
                                                            --------------------
BENEFICIAL OWNER                                             NUMBER   PERCENT(1)
----------------                                            --------- ----------
Sierra Ventures(2).........................................   998,744    9.91%
 300 Sand Hill Road
 Building Four, Suite 210
 Menlo Park, California 94025

James B. Tananbaum, M.D.(3)................................ 1,021,369   10.13%

Schroder(4)................................................   580,994    5.76%
 c/o Collinson Howe & Lennox, L.L.C.
 1055 Washington Boulevard
 Stamford, Connecticut 06901

Jeffrey J. Collinson(5)....................................   601,017    5.96%

Three Arch(6)..............................................   833,281    8.27%
 2800 Sand Hill Road
 Suite 270
 Menlo Park, California 94025

Wilfred E. Jaeger, M.D.(7).................................   838,906    8.32%

Mayfield(8)................................................ 1,208,233   11.99%
 2800 Sand Hill Road
 Menlo Park, California 94025

David L. Steffy(9).........................................   479,712    4.76%

Michael R. Hogan (10)......................................    26,494     (15)

Phillip M. Nudelman(11)....................................    32,812     (15)

David W. Cross(12).........................................   300,587    2.98%

John R. Lewis(13)..........................................   346,087    3.43%

John P. Keefe(14)..........................................    87,659     (15)

All Directors and Executive Officers
 (9 persons)............................................... 3,734,643   36.56%

--------
 (1) Pursuant to rules of the SEC certain shares of Common Stock which a person has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be held and to be outstanding for the purpose of computing the percentage ownership of such person, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Each beneficial owner's percentage ownership is based upon 10,078,838 shares of Common Stock issued and outstanding as of November 9, 1998.
 (2) Includes 960,319 shares held by Sierra Ventures IV, L.P. and 38,425 shares held by Sierra Ventures IV International, L.P. (collectively these entities are referred to as "Sierra Ventures"). James B. Tananbaum, M.D., a Director of the Company, shares voting and investment powers with respect to such shares. Dr. Tananbaum disclaims beneficial ownership of shares held by Sierra Ventures, except to the extent of his proportionate interest therein.

 (3) Includes 960,319 shares held by Sierra Ventures IV, L.P. and 38,425 shares held by Sierra Ventures IV International, L.P. James B. Tananbaum, M.D., a Director of the Company, shares voting and investment powers with respect to such shares. Dr. Tananbaum disclaims beneficial ownership of shares held by Sierra Ventures, except to the extent of his proportionate interest therein. Mr. Tananbaum holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned. Dr. Tananbaum also holds 2,000 shares in an IRA of which he is the beneficiary.
 (4) Includes 262,400 shares held by Schroders Incorporated, 254,874 shares held by Schroder Ventures Limited Partnership and 63,720 shares held by Schroder Ventures U.S. Trust (collectively these entities are referred to as "Schroder"). Jeffrey J. Collinson, a Director of the Company, shares voting and investment power with respect to such shares. Mr. Collinson disclaims beneficial ownership of shares held by the Schroder entities, except to the extent of his proportionate interest therein.
 (5) Includes 262,400 shares held by Schroders Incorporated, 254,874 shares held by Schroder Ventures Limited Partnership and 63,720 shares held by Schroder Ventures U.S. Trust. Jeffrey J. Collinson, a Director of the Company, shares voting and investment power with respect to such shares. Mr. Collinson disclaims beneficial ownership of shares held by the Schroder entities, except to the extent of his proportionate interest therein. Mr. Collinson holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned. Mr. Collinson also holds 5,948 shares in an IRA of which he is the beneficiary, and holds 1,117 shares through other entities controlled by him.
 (6) Includes 680,042 shares held by Three Arch Partners, L.P. and 153,239 shares held by Three Arch Associates, L.P. (collectively these entities are referred to as "Three Arch"). Wilfred E. Jaeger, M.D. shares voting and investment power with respect to such shares. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch, except to the extent of his proportionate interest therein. Messrs. Lewis and Steffy are limited partners of Three Arch Partners, L.P., but do not have voting or investment power with respect to such shares.
 (7) Includes 680,042 shares held by Three Arch Partners, L.P. and 153,239 shares held by Three Arch Associates, L.P. Wilfred E. Jaeger, M.D., a Director of the Company, shares voting and investment power with respect to such shares. Dr. Jaeger disclaims beneficial ownership of shares held by Three Arch, except to the extent of his proportionate interest therein. Dr. Jaeger holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
 (8) Includes 1,147,821 shares held by Mayfield VIII and 60,412 shares held by Mayfield Associates Fund II (collectively these entities are referred to as "Mayfield").
 (9) Mr. Steffy holds options for 10,000 shares, of which 5,625 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
(10) Mr. Hogan holds options for 31,000 shares, of which 16,494 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
(11) Dr. Nudelman holds options for 37,500 shares, of which 32,812 are exercisable within 60 days of November 9, 1998 and are included in the shares beneficially owned.
(12) Amount includes 1,500 shares owned by Mr. Cross' spouse, 250 shares held by Mr. Cross as custodian for John David Cross, and 250 shares held by Mr. Cross as custodian for Kathleen Cross. Mr. Cross holds options for 33,000 shares, of which 19,800 are exercisable within 60 days of November 9, 1998 and are included in shares beneficially owned.
(13) Mr. Lewis holds options for 33,000 shares, of which 19,800 are exercisable within 60 days of November 9, 1998, and are included in the shares beneficially owned.
(14) Mr. Keefe holds options for 94,917 shares, of which 24,776 are exercisable within 60 days of November 9, 1998, and are included in the shares beneficially owned.
(15) Less than one percent.

                       DIRECTORS AND EXECUTIVE OFFICERS

THE PURCHASER DESIGNEES

  Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director of the Company.

  None of the Purchaser Designees currently is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than December 15, 1998 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

  Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each Purchaser Designee. Unless otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is c/o Select Medical Corporation, 4718 Old Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055.

                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT; MATERIAL POSITIONS
    NAME AND ADDRESS                       HELD DURING THE PAST FIVE YEARS
    ----------------                       -------------------------------
Rocco A. Ortenzio....... Mr. Ortenzio co-founded Parent and has served as its Chairman and
                         Chief Executive Officer since February 1997. In 1986, he co-founded
                         Continental Medical Systems, Inc. ("CMS") and served as its
                         Chairman and Chief Executive Officer until July 1995, when it merged with Horizon Healthcare Corporation. He was a consultant to
                         Horizon/CMS Healthcare from 1995 to 1997. Mr. Ortenzio received a
                         B.S. from West Chester University in 1955 and graduated from the
                         University of Pennsylvania School of Physical Therapy in 1956. Mr.
                         Ortenzio serves as a Director of Quorum Health Group, Inc. and
                         PHICO Insurance Company. He also serves on the Board of Governors of the Pennsylvania State System of Higher Education (appointed by
                         Governor Ridge and confirmed by the Senate in 1996) and a Fund
                         Advisor to HLM Partners, Inc., a venture capital firm located in
                         Boston, Massachusetts. Mr. Ortenzio is the father of Robert A.
                         Ortenzio.

                                           PRESENT PRINCIPAL OCCUPATION OR
                                           EMPLOYMENT; MATERIAL POSITIONS
    NAME AND ADDRESS                       HELD DURING THE PAST FIVE YEARS
    ----------------                       -------------------------------
Robert A. Ortenzio...... Mr. Ortenzio co-founded Parent and has served as its President and
                         Chief Operating Officer and as a Director since February 1997. He was an Executive Vice President and a Director of Horizon/CMS
                         Healthcare Corporation from July 1995 until July 1996. Mr. Ortenzio co-founded CMS and served as its President and Chief Executive
                         Officer from May 1989 and July 1995, respectively, until August
                         1996. He served as Chief Operating Officer of CMS from April 1988 to July 1995. Mr. Ortenzio received a B.A. from Gettysburg College in 1979 and a J.D. from Dickinson College of Law in 1982. Mr.
                         Ortenzio is also a Director of American Oncology Resources, Inc.,
                         Concentra Managed Care, Inc. and Centennial Healthcare Corporation.
                         Mr. Ortenzio is the son of Rocco A. Ortenzio.
Russell L. Carson....... Mr. Carson has served as a Director of Parent since February 1997.
                         Since 1979 he has been a general partner of Welsh, Carson, Anderson
                         & Stowe, an investment firm that specializes in the acquisition of companies in the information services and health care industries.
                         Mr. Carson serves on the Board of Directors of American Oncology
                         Resources, Inc., Quorum Health Group, Inc. and several private companies.
Bryan C. Cressey........ Mr. Cressey has served as a Director of Parent since February 1997.
                         For the past seventeen years he has also been a Principal of
                         Golder, Thoma, Cressey, Rauner, Inc., a private equity investment firm. Mr. Cressey received a J.D. and an M.B.A. degree from Harvard
                         University in 1976. He is also a director of Paging Network and
                         Cable Design Technologies.
Donald J. Edwards....... Mr. Edwards has served as a Director of Parent since February 1997,
                         Mr. Edwards joined Golder, Thoma, Cressey, Rauner, Inc. in August
                         1994 and became a Principal in April 1996. From September 1992 to
                         June 1994, he attended the Harvard Business School and received an
                         M.B.A. Prior to that time, Mr. Edwards served as an Associate with
                         Lazard Freres & Co.
Lawrence B. Sorrel...... Mr. Sorrel has served as a Director of Parent since July 1998.
                         Since June 1998 he has been general partner or managing member of the sole general partner of several investment funds affiliated with Welsh, Carson, Anderson & Stowe. Prior thereto, he was a
                         Managing Director of Morgan Stanley & Co. Incorporated where he was employed since 1986 as a senior executive in the firm's private equity investment business, where he served on the board of various portfolio companies as well as several different funds. He is also a director of Emmis Communications Corp. and several private companies.
LeRoy S. Zimmerman...... Mr. Zimmerman has served as a Director of Parent since October
                         1998. Since April 1989 he has been Chairman of the Board of
                         Directors of Eckert Seamans Cherin & Mellon, LLC, a law firm. From
                         1981 to 1989, Mr. Zimmerman was the Attorney General of the
                         Commonwealth of Pennsylvania. Prior to that, he was the District
                         Attorney of Dauphin County, Pennsylvania since 1965.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

  The current directors and executive officers of the Company are:

      NAME                           AGE      POSITION(S) WITH THE COMPANY
      ----                           ---      ----------------------------
      David W. Cross................  51 President, Chief Executive Officer and
                                          Director
      John P. Keefe.................  50 Chief Financial Officer
      John R. Lewis.................  52 Executive Vice President and Chief
                                          Operating Officer
      Jeffrey J. Collinson..........  56 Director
      Wilfred E. Jaeger, M.D........  42 Director
      David L. Steffy...............  54 Director
      Phillip M. Nudelman, Ph.D.....  62 Director
      James B. Tanabaum, M.D........  34 Director
      Michael R. Hogan..............  44 Director

  CLASS I DIRECTORS. The terms of the Class I directors are scheduled to expire at the 2000 Annual Meeting of Stockholders. The Class I directors are:

Phillip M. Nudelman, Ph.D.

  Dr. Nudelman has served as a director of the Company since June 1996. Since 1991, Dr. Nudelman has served as Chairman and President of Kaiser/Group Health, a not-for-profit managed healthcare system with 10,000 employees that provides health care services to over 650,000 people. Dr. Nudelman joined Kaiser/Group Health in 1973, and has served in various senior level positions. Dr. Nudelman serves on the President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry, serves on the boards of SpaceLabs Medical, Inc., Advanced Technology Laboratories, Inc., Cell Therapeutics, Inc., and Cytran, Inc., and served on the White House Task Force on Healthcare Reform. He holds degrees in microbiology and pharmacy from the University of Washington and an M.B.A. and a Ph.D. in Health Systems Management from Pacific Western University.

James B. Tananbaum, M.D.

  Dr. Tananbaum has served as a director of the Company since December 1994. Since 1993, Dr. Tananbaum has served as a venture partner with Sierra Ventures, a leading venture capital firm. From 1991 to 1993, Dr. Tananbaum held various executive positions with Merck, Inc. From 1997 to present, Dr. Tananbaum has served as President and Chief Executive Officer of Advanced Medicine, Inc. Dr. Tananbaum is also a co-founder and Director of GelTex Pharmaceuticals, Inc., a biopolymer pharmaceutical company. Dr. Tananbaum is the founding Chairman of Orange Coast Managed Care Services, a physician practice management company in Southern California (acquired by FPA Medical Management, Inc.). Dr. Tananbaum also serves as a director of NovaMed Eyecare Management, Inc. Dr. Tananbaum holds a medical degree from Harvard Medical School, an M.B.A. from Harvard Business School, and a B.S.E.E. and B.S. from Yale University.

Michael R. Hogan

  Mr. Hogan was appointed as a director of the Company on May 23, 1997. Since January 1996, Mr. Hogan has served as Controller of Monsanto Company. Prior to joining Monsanto, Mr. Hogan served as an Executive Vice President of General American Life Insurance Company from 1986 until 1996.

  CLASS II DIRECTORS. The terms of the Class II directors are scheduled to expire at the 2001 Annual Meeting of Stockholders. The Class II directors are:

David W. Cross

  Mr. Cross is a founder of the Company and has served as President and Chief Executive Officer and as a director since the Company's inception in 1994. Prior to founding the Company, Mr. Cross was a founder, the President and Chief Executive Officer, and a Director of Advanced Rehabilitation Resources, Inc., serving in each of these capacities from 1990 to 1993. From 1987 to 1990, he was Senior Vice President of Business Development for RehabCare Group, Inc., a publicly traded rehabilitation care company, and in 1993 and 1994 served as Executive Vice President and Chief Development Officer of RehabCare Group, Inc. Mr. Cross currently serves on the Board of Directors of Odyssey HealthCare, Inc., a hospice health care company, and he is a Trustee and President of the Long Term Acute Care Hospital Association of America, a trade association. Mr. Cross holds a B.A. from the University of California at Fullerton.

Jeffrey J. Collinson

  Mr. Collinson has served as a director of the Company since December 1994. Since 1990, Mr. Collinson has served as President of Collinson Howe Venture Partners, Inc. (formerly named Schroder Venture Advisors, Inc.), a venture capital management firm, and from 1983 to 1990, was President of Schroder Venture Managers, Inc., a venture capital firm. Mr. Collinson is also a director of Incyte Pharmaceuticals, Inc., Neurogen Corporation, and Spare, Kaplan, Bischel & Associates.

  Class III Directors. The terms of the Class III directors are scheduled to expire at the 1999 Annual Meeting of Stockholders. The Class III directors are:

Wilfred E. Jaeger, M.D.

  Dr. Jaeger has served as a director of the Company since December 1994. Dr. Jaeger is a founding General Partner of the lead venture capital investor in the Company, Three Arch Partners, a venture capital firm that focuses exclusively on health care investments. Prior to founding Three Arch Partners in 1993, he was a partner at Schroder Venture Advisors, Inc. from 1992 to 1993. From 1991 to 1992, Dr. Jaeger was an Associate and then General Partner of The Phoenix Partners, a venture capital firm. Dr. Jaeger received his medical degree from the University of British Columbia in Vancouver, Canada. He practiced medicine for six years before earning an M.B.A. from Stanford University. Dr. Jaeger is also a director of Cell Therapeutics, Inc., Prolific Medical, Inc., Spinal Dynamics Corp., Transvascular, Inc., Uros Corporation, and Radiant Medical, Inc.

David L. Steffy

  Mr. Steffy is a founder of the Company and has served as a director since its inception in 1994. From 1985 to 1996, Mr. Steffy was Vice Chairman and a director of Community Health Systems, a company he co-founded. From 1979 to 1985, he held management positions and was a co-founder of Republic Health Corporation as well as a senior manager of Hospital Affiliates International. Until 1979, Mr. Steffy served as director, Hospital Administration of the Ohio State University. Mr. Steffy also serves as a director of Province Healthcare, Inc., Odyssey Healthcare, Inc., and Arcadian Healthcare Management, Inc.

  The executive officers of the Company are:

John R. Lewis

  Mr. Lewis is a founder of the Company and has served as Executive Vice President and Chief Operating Officer since its inception in 1994. Prior to joining the Company, Mr. Lewis was a co-founder of Advanced Rehabilitation Resources, Inc. and served as its Chief Operating Officer from 1990 to 1993. From 1984 until 1990, he served as the Chief Operating Officer of RehabCare Group, Inc. and in 1993 and 1994 served in various senior executive positions including Chief Operating Officer with RehabCare Group, Inc. Mr. Lewis holds and M.A. from Ohio University.

John P. Keefe

  Mr. Keefe has served as Chief Financial Officer for the Company since June 1995. From 1993 to 1995, Mr. Keefe served as northwestern Region Area Manager for Sons of Norway, a fraternal insurance company, and from 1988 to 1993, he served as Chief Financial Officer and Senior Vice President for Safecare Health Services, a hospital management company. From 1980 until 1988, he held senior level financial positions with American Medical International, a hospital management company. He also served as the Chief Financial Officer for the George Washington University Health Plan. Mr. Keefe is a certified public accountant and holds a B.A. in business administration from Georgia State University.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  All of the current Directors attended at least 75 percent of the aggregate of all Board of Directors meetings and committee meetings (of which such Directors were members) during the fiscal year ended December 31, 1997, that were held during the period he served on the Board and/or committee. Michael
R. Hogan became a Director in May 1997 and attended all of the meetings held after his appointment. There were four Board of Directors meetings held during the fiscal year ended December 31, 1997.

  The Board of Directors has two standing committees: an Audit Committee and a Compensation Committee. The Audit Committee has general responsibility for supervision of financial controls as well as accounting and audit activities of the Company. The Audit Committee annually reviews the qualifications of the Company's independent certified public accountants, makes recommendations to the Board of Directors concerning the selection of the accountants, and reviews the planning, fees, and results of the accountants' audit. The Compensation Committee has the authority to (i) administer the

Company's stock option plan, including the selection of optionees and the timing of option grants, and (ii) review and monitor key employee compensation and benefits policies and administer the Company's management compensation plans. The current members of the Audit Committee are Jeffrey J. Collinson, David L. Steffy, and Michael Hogan. The current members of the Compensation Committee are David L. Steffy, Dr. Wilfred E. Jaeger, and Dr. James B. Tananbaum.

Compensation of Directors

  All non-employee Directors are entitled to elect to receive cash compensation for their services or to be paid in stock options pursuant to the Intensiva HealthCare Corporation Directors Stock Option Plan ("Directors Plan"). Directors who elect cash compensation are paid $2,500 for each board meeting attended. Directors who elect to be compensated under the Directors Plan are entitled to receive options to acquire 10,000 shares of the Common Stock in lieu of cash compensation, which vest and become immediately exercisable 25% after six months' service, and monthly thereafter over the next 24 months. The exercise price of options granted under the Directors Plan is the fair market value of shares of the Company's common stock on the date such options were granted. Notwithstanding the foregoing, if at any time a director who holds options under the plan ceases to be a member of the Company's Board of Directors, any options granted to such person which have not become exercisable prior to the time such person ceases being a director shall immediately terminate and be null and void. Directors who elect to be compensated under the Directors Plan must participate in such plan for a period of at least two years.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth for the years ended December 31, 1997, 1996, and 1995 the compensation paid by the Company to Mr. Cross, the Company's President and Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") who earned salary and bonuses in excess of $100,000 during 1997 for all services rendered in all capacities in which they served:

                                  ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                          --------------------------------------  -------------------------------------------
                                                                  RESTRICTED
        NAME AND                                    OTHER ANNUAL    STOCK    OPTIONS   LTIP      ALL OTHER
   PRINCIPAL POSITION     YEAR  SALARY   BONUS      COMPENSATION   AWARD(S)  (SHARES) PAYOUTS COMPENSATION(1)
   ------------------     ----  ------  --------    ------------  ---------- -------- ------- ---------------
David W. Cross            1997 $182,798 $125,490           --         --         --      --          --
President and Chief       1996 $178,142 $ 91,740           --         --         --      --          --
Executive Officer         1995 $125,000 $ 93,750      $  7,800        --      33,000     --          --

John R. Lewis             1997 $147,901 $110,499           --         --         --      --          --
Executive Vice President  1996 $142,775 $ 73,260           --         --         --      --          --
and Chief Operating       1995 $100,000 $ 75,000      $  7,800        --      33,000     --          --
Officer

John P. Keefe             1997 $135,000 $ 70,000           --         --      50,000     --          --
Chief Financial Officer   1996 $138,058 $ 60,000           --         --         --      --          --
                          1995 $ 70,000 $ 50,765(1)        --         --     107,800     --          --

Anthony J. Torrente       1997 $ 99,985      --       $ 96,065(2)     --         --      --          --
Executive Vice            1996 $ 93,171      --       $232,000(2)     --         --      --          --
President, Business       1995 $ 90,000      --       $ 46,250(2)     --     100,100     --          --
Development

James D. Pomeroy          1997 $ 90,000      --       $200,500(2)     --         --      --          --
Vice President, Business  1996 $ 92,019      --       $100,000(2)     --         --      --          --
Development               1995 $ 86,250      --       $    --         --      80,850     --          --

--------
(1) Includes a relocation bonus payment of $36,765. In connection with Mr. Keefe's relocation to St. Louis, the Company loaned Mr. Keefe $154,000, without interest, for a bridge loan on his St. Louis home until his prior home was sold. The loan was secured by deeds of trust on both homes and was repaid in full upon sale of his prior home which occurred prior to December 31, 1995.
(2) The dollar amount represents commissions earned during the fiscal years indicated.

                           OPTION GRANTS DURING 1997

  The following tables set forth, with respect to the Company's Chief Executive Officer and the Named Executive Officers, certain information about option grants and exercises in the fiscal year ended December 31, 1997. The Company has not granted any stock appreciation rights.

           Option Grants in the Fiscal Year Ended December 31, 1997

                                               PERCENTAGE OF TOTAL
                               NUMBER OF         OPTIONS GRANTED
                         SECURITIES UNDERLYING    TO EMPLOYEES     EXERCISE PRICE EXPIRATION
NAME                        OPTIONS GRANTED      IN FISCAL YEAR     (PER SHARE)      DATE
----                     --------------------- ------------------- -------------- ----------
David W. Cross..........           --                   --               --            --
John R. Lewis...........           --                   --               --            --
John P. Keefe...........        50,000                56.18%           $7.00        9/5/07
Anthony J. Torrente.....           --                   --               --            --
James D. Pomeroy........           --                   --               --            --

     Aggregate Option Exercises in the Fiscal Year Ended December 31, 1997
                       and Fiscal Year End Option Values

                                                                                          VALUE OF
                                                                NUMBER OF                UNEXERCISED
                                                           UNEXERCISED OPTIONS      IN-THE-MONEY OPTIONS
                         SHARES ACQUIRED                   AT FISCAL YEAR END        AT FISCAL YEAR END
          NAME             ON EXERCISE   VALUE REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           --------------- -------------- ------------------------- -------------------------
David W. Cross..........        --             --             13,200/19,800           $ 97,944/$146,916
John R. Lewis...........        --             --             13,200/19,800           $ 97,944/$146,916
John P. Keefe...........        --             --            52,103/105,697           $386,604/$438,271
Anthony J. Torrente.....        --             --             56,530/43,570           $419,453/$323,289
James D. Pomeroy........        --             --             51,205/29,645           $379,941/$219,966

MATERIAL CONTRACTS AND AGREEMENTS WITH EXECUTIVE OFFICERS

  The Company has entered into employment agreements with each of Messrs. Cross, Lewis, and Keefe, all of which expire in 2001. All such agreements provide for discretionary bonuses. Pursuant to Messrs. Cross' and Lewis' employment agreements certain notes made by each of them and acquired by the Company from RehabCare Group, Inc. were forgiven on September 22, 1997. All such agreements provide for severance benefits if the Company terminates employment without cause (as defined in the agreements). Such severance benefits are equal to one year's salary in the case of Messrs. Lewis and Keefe, and two years' salary in the case of Mr. Cross. All of the agreements provide that the employee will not compete with the Company for twelve months following termination of employment.

COMPENSATION COMMITTEE REPORT

  The purpose of a compensation committee is to consider the levels and components of executive compensation relative to those generally available in its marketplace in the context of the overall long-term objectives of the Company and its stockholders. By maintaining appropriate balance in these factors, the Compensation Committee believes that it will be most effective in attracting and retaining well-qualified executives who will be capable of contributing to the success of the Company.

  The paramount objective of the Company is building the long-term value of the stockholders' investment within the framework of operating the Company in a safe and sound manner. This is accomplished by achieving substantial improvements and consistency in earnings and strengthening the Company's presence in new markets. Consequently, the compensation of executives should be structured to attract individuals capable of contributing to the achievement of these objectives and to align the welfare of those individuals with that of the stockholders.

  The Compensation Committee periodically reviews the various components of the Company's executive compensation programs as outlined below:

  Base Salary. In determining the appropriate base salaries of its executive officers, the Compensation Committee evaluates the performance of the Company, considering general business and industry conditions, among other factors, and the contributions of specific executives toward that performance. The Compensation Committee also evaluates each officer's areas of responsibility and the Company's performance in those areas. Finally, the Compensation Committee considers the level of compensation paid to comparable executives by other companies of comparable size in its industry and marketplaces.

  Bonus. The Compensation Committee may elect to award bonuses to selected executive officers based largely upon the same criteria as the evaluations of base salaries, emphasizing the need to maintain competitive compensation packages and the desire to recognize outstanding performance by the officers.

  Stock Option Program. The Compensation Committee recognizes that one way to align the interests of the Company's senior employees with those of its stockholders is the encouragement of ownership of Company stock through stock options granted under its Employee Stock Option Plan. Under this plan, senior employees are eligible to receive stock options from time to time, giving them the right to purchase shares of Common Stock at a specified price in the future.

          COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

  There were no Compensation Committee interlocks or insiders participation during 1997.

                            SECTION 16(a) REPORTING

  Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and Executive Officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

  To the Company's knowledge, based solely on the Forms 3 (Initial Statement of Beneficial Ownership of Securities), Forms 4 (Statement of Changes in Beneficial Ownership), and Forms 5 (Annual Statement of Changes in Beneficial Ownership) filed with the Company, no persons failed to file any such form in a timely manner, except that Mr. Steffy filed a Form 4 for his May 1998 transactions on July 10, 1998.

                               PERFORMANCE GRAPH

  The Company has prepared a table comparing the yearly percentage change in stockholder return on the Company's Common Stock to the cumulative return on the S&P 500 and the companies that share the Company's four digit SIC code (the "Peer Group"). The table assumes a $100 investment in the Company, the S&P 500, and the Peer Group on October 11, 1996, and that all dividends paid have been reinvested.


                             [GRAPH APPEARS HERE]

                                                                       ANNEX II

                [LETTERHEAD OF WASSERSTEIN PERELLA & CO., INC.]


                               November 9, 1998

The Board of Directors
Intensiva HealthCare Corporation
7733 Forsyth Boulevard
Suite 800
St. Louis, MO 63105

Members of the Board:

  You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, $0.001 par value ("Shares") of Intensiva HealthCare Corporation (the "Company") of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 9, 1998 (the "Merger Agreement"), by and among the Company, Select Medical Corporation ("Parent") and Select Medical of Mechanicsburg, Inc. ("Purchaser"), a wholly owned subsidiary of Parent. The Merger Agreement provides for, among other things, a cash tender offer by Purchaser to acquire all of the issued and outstanding Shares at a price of $9.625 per Share (the "Tender Offer"), and for a subsequent merger of Purchaser with and into the Company pursuant to which each outstanding Share (other than Shares purchased pursuant to the Tender Offer) will be converted into the right to receive $9.625 in cash (the "Merger" and, together with the Tender Offer, the "Transaction"). The terms and conditions of the Transaction are set forth in more detail in the Merger Agreement.

  In connection with rendering our opinion, we have reviewed the Merger Agreement. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including prospective financial information, prepared by the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

  We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant, and we have reviewed and considered the financial terms of certain recent transactions that we believe to be reasonably relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.
       NEW YORK   CHICAGO   DALLAS   FRANKFURT   HOUSTON   LONDON   LOS
                    ANGELES   PARIS   SAN FRANCISCO   TOKYO

  In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the prospective financial information provided to us and we have assumed, with your consent, that such prospective financial information was reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management. We express no opinion with respect to such prospective financial information or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We have also assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic, regulatory and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

  We are acting as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities which may arise out of our engagement as financial advisor, including the rendering of this opinion. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion addresses only the fairness from a financial point of view to the holders of the Shares of the consideration to be received by such holders pursuant to the Transaction, and we do not express any views on any other terms of the Transaction. At the Company's instruction, we contacted a limited number of other potential acquirors and did not explore all possible alternatives that might be available to the Company. Our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement, nor does our opinion address the relative merits of the Transaction as compared to any alternative transaction or business strategy that might be available to the Company.

  It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and, except for inclusion in its entirety in a proxy statement circulated to Shareholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to Shareholders relating to the Transaction, may not be disseminated, quoted, referred to or reproduced at any time and in any manner without our prior written consent. This opinion does not constitute a recommendation to any holder of Shares with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote or otherwise act with respect to the Merger, and should not be relied upon by any Shareholder for such purposes.

  Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $9.625 per Share cash consideration to be received by the holders of Shares pursuant to the Transaction is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          /s/ Wasserstein Perella & Co., Inc.

                                          Wasserstein Perella & Co., Inc.